Exhibit 99.1

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

E-Home, 18/F, East Tower, Building B

Dongbai Center, Yangqiao Road

Gulou District, Fuzhou City 350001

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 a.m. on March 28, 2023 Beijing Time

(Record Date – March 6, 2023)

To the Shareholders of E-Home Household Service Holdings Limited:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of E-Home Household Service Holdings Limited (the “Company”) at the 2023 annual meeting of shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held at on March 28, 2023 at 10:00 a.m., Beijing time (on March 27, 2023 at 10:00 PM EST), at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China, to consider and vote upon the following proposals:

1.	To elect six (6) individuals (the “Director Nominees”) to serve on the Company’s Board of Directors (the “Board”) until the next annual shareholders meeting and their successors are duly elected and qualified (“Proposal One”);

2.	To approve a reverse share split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-twenty (20), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion (“Proposal Two”);

3.

To ratify the appointment of TPS Thayer LLC as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending June 30, 2023 (“Proposal Three”); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

Holders of record of the Company’s ordinary shares at the close of business on March 6, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each ordinary share entitles the holder thereof to one vote for every fully paid share of which he is the holder.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at this Meeting will be available for ten days before this Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to this Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about March 14, 2023.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board,

/s/ Wenshan Xie
Wenshan Xie
Chairman of the Board
March 13, 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Shareholder Meeting to Be Held at 10:00 a.m. Beijing Time on March 28, 2023

The Notice of Annual Meeting, notice to shareholders and Annual Report on Form 20-F for year ended June 30, 2022 are available at www.sec.gov.

i

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

Notice to Shareholders

2023 ANNUAL MEETING OF SHAREHOLDERS

to be held on 10:00 a.m., Beijing time, on March 28, 2023

E-Home, 18/F, East Tower, Building B

Dongbai Center, Yangqiao Road

Gulou District, Fuzhou City 350001

People’s Republic of China

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Meeting, which will take place on March 28, 2023, at 10:00 a.m., Beijing time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China.

Shareholders are being asked to consider and vote upon proposals to (i) elect Wenshan Xie, Chunming Xie, Chunsheng Zhu, Yijing Ye, Jianhua Wang, Wong Heung Ming Henry (each, a “Director Nominee,” and collectively the “Director Nominees”) to serve as directors of the Company until the next annual shareholders meeting and until their successors are duly elected and qualified; (ii) approve a reverse share split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-twenty (20), with the exact ratio to be set within this range to be determined by the Company’s Board in its discretion; (iii) ratify the appointment of TPS Thayer LLC (“TPS”) as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending June 30, 2023; and (iv) transact other such business as may properly come before the Meeting or any adjournment thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to E-Home Household Service Holdings Limited as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who are the registered owners of our ordinary shares on March 6, 2023 (the “Record Date”) may attend and vote at this Meeting. There were 241,098,331 ordinary shares outstanding on the Record Date. Each ordinary share entitles the holder thereof to one vote for every fully paid share of which he is the holder.

What is the proxy card?

The card enables you to appoint Wenshan Xie, the Chief Executive Officer of the Company, as your proxy to represent you at this Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” each of the Director Nominees listed in Proposal One and that shareholders vote “FOR” Proposal Two, Proposal Three, and Proposal Four.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members, you are a “shareholder of record” who may attend and vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s ordinary shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each ordinary share entitles the holder thereof to one vote for every fully paid share of which he is the holder on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR each nominee for director;

●	According to the best judgment of Wenshan Xie, the CEO of the Company, if a proposal comes up for a vote at the Meeting that is not on the proxy card.

You may mail your proxy card to the following address:

E-Home, 18/F, East Tower, Building B

Dongbai Center, Yangqiao Road

Gulou District, Fuzhou City 350001

People’s Republic of China

(2) You may submit your proxy by email. You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to xcm@ej111.com. Your vote by email must be received by 6:00 p.m. Beijing Time on March 26, 2023.

(3) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you attend and vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires a quorum, namely two (2) shareholders entitled to vote and present in person or by proxy representing not less than one-third of the votes attached to the then issued share capital of the Company present throughout the meeting and also requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company at xcm@ej111.com with any questions about proposals described in this notice or how to execute your vote.

THE ANNUAL MEETING

General

We are furnishing this notice to you, as a shareholder of E-Home Household Service Holdings Limited, as part of the solicitation of proxies by our Board for use at the Meeting to be held on March 28, 2023 at 10:00 AM Beijing time, and any adjournment or postponement thereof. This notice is first being furnished to shareholders on or about March 14, 2023. This notice provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held at 10:00 a.m., Beijing time on March 28, 2023 (10:00 pm EST on March 27, 2023), at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road Gulou District, Fuzhou City 350001 People’s Republic of China, or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.	To elect the following six (6) individuals, Wenshan Xie, Chunming Xie, Chunsheng Zhu, Yijing Ye, Jianhua Wang, Wong Heung Ming Henry (the “Director Nominees”), to serve on the Company’s Board of Directors (the “Board”) until the next annual shareholders meeting and until their successors are duly elected and qualified (“Proposal One”);

2.	To approve a reverse share split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-twenty (20), with the exact ratio to be set within this range to be determined by the Company’s Board in its discretion (“Proposal Two”);

3.

To ratify the appointment of TPS Thayer LLC as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending June 30, 2023 (“Proposal Three”);

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Record Date and Voting Power

Our Board fixed the close of business on March 6, 2023, as the record date for the determination of the outstanding ordinary shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of the Record Date, there were 241,098,331 ordinary shares outstanding. Each share of Ordinary Shares entitles the holder thereof to one vote. Accordingly, a total of 241,098,331 votes may be cast at this Meeting.

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if two (2) shareholders entitled to vote and present in person or by proxy representing not less than one-third of the votes attached to the then issued share capital of the Company is present throughout the meeting.

Proposal One and Proposal Two require the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted at the Meeting. A proxy may be revoked by (A) sending the Company at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road Gulou District, Fuzhou City 350001 People’s Republic of China, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding ordinary shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

Neither Cayman Islands laws nor our Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact the Company at xcm@ej111.com with any questions about proposals described in this shareholder meeting notice or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road Gulou District, Fuzhou City 350001 People’s Republic of China.

PROPOSAL ONE — ELECTION OF DIRECTORS

The nominees listed below have been nominated and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason, any nominee/director becomes unavailable for election, the proxies will be voted for such substitute nominee(s) as the Board may propose.

Board Qualifications and Director Nominees

We believe that the collective skills, experiences and qualifications of our directors (including director nominees) provide our Board with the expertise and experience necessary to advance the interests of our shareholders. While the Nominating and Corporate Governance Committee of our Board does not have any specific, minimum qualifications that must be met by each of our directors, the Board uses a variety of criteria to evaluate the qualifications and skills necessary for each member of the Board. In addition to the individual attributes of each of our current directors described below, we believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value and have sufficient time to carry out their duties and to provide insight and practical wisdom based on their past experience.

The Director Nominees recommended by the Board are as follows:

Name	Age	Committee	Position
Wenshan Xie	49	Nominating and Corporate Governance Committee (Chair)	Chairman and Chief Executive Officer
Chunsheng Zhu	57	Compensation Committee	Chief Financial Officer and Director
Chunming Xie	27	Compensation Committee; Nominating and Corporate Governance Committee	Director
Yijing Ye	57	Compensation Committee (Chair); Audit Committee	Independent Director
Jianhua Wang	50	Audit Committee; Nominating and Corporate Governance Committee	Independent Director
Wong Heung Ming Henry	53	Audit Committee (Chair)	Independent Director

Information Regarding the Company’s Directors and the Nominees

Wenshan Xie. Mr. Xie is our founder and has served as our Chief Executive Officer and Chairman since May 23, 2019. He has served as Chief Executive Officer of E-Home Pingtan since 2014. Since 2007, Mr. Xie has also been the executive director and general manager of Fuzhou Bangchang. Mr. Xie is a pioneer in China’s home appliance service industry and has devoted himself to this industry for 15 years. He received his Executive Master of Business Administration degree from the School of Continuing Education at Tsinghua University in 2010.

Chunshen Zhu. Mr. Zhu has served as our Chief Financial Officer since November 23, 2020 and our director since November 30, 2020. Mr. Zhu has served as the financial manager of E-Home Pingtan since July 2020. Before joining us, he was the finance director of Fujian Haixing Entertainment Company from January 1992 to June 1999 and financial manager at Fuzhou Mawei Shipping Co., Ltd. from February 2002 to September 2009. From July 2010 to March 2020, Mr. Zhu was the chief financial officer of Fujian Entrepreneurship Cooperation Electric Co., Ltd., a Chinese company with shares quoted on the National Equities Exchange and Quotations. Mr. Zhu graduated from Fujian Jimei Institute of Finance and Economics, where he majored in Industrial Accounting.

Chunming Xie. Ms. Xie has severed as a securities affairs representative of the Company since May 2021. Before joining the Company, Ms. Xie was the operating manager of Shanghai Xinggong Technology Co., Ltd from June 2018 to April 2021. Ms. Chunming Xie graduated from Shanghai University of Political Science and Law in June 2018 with a Bachelor of Law degree.

Yijing Ye. Ms. Ye has served as our independent director since May 14, 2021. She has more than 20 years of extensive experience relating to financial analysis, accounting and financial management. Since 2009, Ms. Ye has been the Chief Financial Officer of Easen International, Inc., an international firm headquartered in San Diego that provides environmental and financial services for industrial clients, international development organizations and government agencies. From 2005 to 2009, she was a financial specialist at Easen International, Inc.’s Shanghai office. From 1999 to present, Ms. Ye has also acted as a freelance international consultant and participated in more than 30 international projects financed by various international organizations, such as the Asian Development Bank, the World Bank and the International Finance Corporation, in which she served as the international financial specialist, performing institutional, accounting, financial and economic assessment, forecasting, and comprehensive analysis using self-designed models or models approved by the banks. Ms. Ye holds a Master’s degree in financial engineering from Shanghai Jiao Tong University, a Master of law in economics from Wuhan University, and a BS degree in finance and banking from Shanghai University of Finance and Economics.

Jianhua Wang. Mr. Wang has served as our independent director since May 14, 2021. Since 2009, Mr. Wang has acted as a senior manager at China Taiping Insurance Group Ltd, one of the largest insurance companies in China. From October 2016 to December 2018, he was a director of Yanguangwo (Beijing) Culture Development Co., Ltd. Mr. Wang holds a bachelor’s degree in financial management from Zhongnan University of Economics and Law.

Wong Heung Ming Henry. Mr. Wong has more than 29 years of experience in finance, accounting, internal controls and corporate governance in Singapore, China and Hong Kong. From September 23, 2022, Mr. Wong has served as an Independent Director and, at Raffles Interiors Limited (stock code: 1376), a Hong Kong Mainboard Stock Exchange listed company, where he has been serving as a chairman since March 20, 2020. Since August 1, 2022, Mr. Wong has served as an Independent Director at Sansheng Holding (Group) Co., Ltd., a Hong Kong Mainboard Stock Exchange listed company, (stock code: 2183). From April 26, 2022 to present, Mr. Wong has served as an Independent Director at Ostin Technology Group Co., Ltd. (stock ticker: OST), a Nasdaq listed company. From April 4, 2022 to June 10, 2022, Mr. Wong served as an Independent Director at Meihua International Medical Technologies Co., Ltd., (stock ticker: MHUA), a Nasdaq listed company. Since August 30, 2021, Mr. Wong has served as an Independent Director at Helens International Holdings Company Limited, a Hong Kong Mainboard Stock Exchange listed company (stock code: 9896). From April 27, 2021 to present, Mr. Wong has served as an Independent Director at TD Holdings, Inc (stock ticker: GLG), a Nasdaq listed company. Between May 2020 and March 2021, Mr. Wong served as the chief financial officer of Meten EdtechX Group Ltd, (stock ticker: METX). From November 8, 2010 to present, Mr. Wong has served as an Independent Director at Shifang Holding Limited (stock code: 1831), a Hong Kong Mainboard Stock Exchange listed company. Mr. Wong was also the CFO and senior finance executives of various company, including being the CFO of the Frontier Services Group Limited, a company listed on the Main Board of the Stock Exchange (stock code: 0500) and the CFO of Beijing Oriental Yuhong Waterproof Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2271). Mr. Wong has a bachelor’s degree in accountancy from City University of Hong Kong and has a master’s degree in Electronic Commerce from The Open University of Hong Kong in 2003.

Vote Required

Each director nominee will be approved if a simple majority of the ordinary shares represented in person or by proxy and entitled to vote at the Meeting vote “FOR” the director nominee set forth in the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THE ELECTION TO THE BOARD OF EACH DIRECTOR NOMINEE DESCRIBED IN THIS PROPOSAL ONE.

Corporate Governance

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Yijing Ye, Jianhua Wang, and Wong Heung Ming Henry meet the “independence” requirements under Rule 10A-3 of the Exchange Act and Rule 5605 (a)(2) and Rule 5605(c)(2) of the NASDAQ Stock Market Rule.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees of the Board shall have the composition and responsibilities described below provided that the director nominees are elected at the Meeting.

Audit Committee

Upon election, Ms. Yijing Ye, Mr. Wong Heung Ming Henry, and Mr. Jianhua Wang shall be the members of our audit committee of the Board, where Mr. Wong Heung Ming Henry shall serve as the chairman. All members of our audit committee satisfy the independence standards promulgated by Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. The board of directors has also determined that Mr. Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Upon re-election, Ms. Yijing Ye, Ms. Chunming Xie, and Mr. Chunsheng Zhu will be members of our compensation committee of the Board, where Ms. Yijing Ye shall serve as the chairman. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Upon re-election, Wenshan Xie, Chunming Xie, and Jianhua Wang will be the members of our nominating and corporate governance committee, where Wenshan Xie shall serve as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our fourth amended and restated memorandum and articles of association.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings as described below:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board of Directors

Upon the shareholders’ approval to elect all the director nominees at this Meeting, our board of directors will consist of six (6) directors.

Diversity Matrix of Board of Directors

Board Diversity Matrix (Upon Election of all the Director Nominees at this Meeting)
Total Number of Directors – 6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4

Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian	2	4
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Duties of Directors

Under Cayman Islands law, our directors owe certain fiduciary duties to our company, including duties of loyalty, to act honestly, and to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and, diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	issuing authorized but unissued shares;

●	declaring dividends and distributions;

●	exercising the borrowing powers of our company and mortgaging the property of our company;

●	approving the transfer of shares of our company, including the registering of such shares; and

●	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Director Qualifications; Interested Directors

A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested. Subject to any separate requirement for the approval of the audit committee of the board of directors under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, such director may vote with respect to any contract, proposed contract or arrangement in which he is so interested. The directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. The directors may receive such remuneration as our board may from time to time determine.

Remuneration and Borrowing

The Board may determine the remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

PROPOSAL TWO — APPROVAL OF REVERSE SPLIT

Overview

The Board has approved, and is hereby soliciting Shareholders’ approval of a Reverse Split of the Company’s authorized and issued ordinary shares at a ratio (the “Reverse Split Ratio Range”) of not less than one (1)-for-five (5) and not more than one (1)-for-twenty (20), with the exact ratio (the “Reverse Split Ratio”) to be set at a number within this Range as determined by the Board in its sole discretion, provided that (X) the Company shall not effect a Reverse Splits that, in the aggregate, exceeds 1-for-20, and (Y) any Reverse Split is completed no later than the first anniversary of the Record Date. The par value of each ordinary share will be adjusted based on the actual Reverse Split Ratio determined by the Board. The shareholder approval on Proposal Two will grant the Board the authority to determine whether to implement the Reverse Split and, if so, to select which of the approved exchange ratios within that Range will be implemented. If the Shareholders approve Proposal Two, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to implement and effect the Reverse Split within such Reverse Split Ratio Range.

The Board believes that Shareholders’ approval of the Reverse Split Ratio Range (rather than a specific ratio) provides the Board with flexibility to achieve the purposes of the Reverse Split. In connection with any determination to effect the Reverse Split, the Board will set the time for such a split and select a specific Revere Split Ratio within the Range approved by the Shareholders. These determinations will be made by the Board with the intention to create the greatest marketability of the Company’s ordinary shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed with, and abandon, the Reverse Split contemplated in this Proposal Two if it determines, in its sole discretion, that implementing the Reverse Split is not in the best interests of the Company and its Shareholders.

Purpose and Background of the Reverse Split

The purpose for seeking approval of the Reverse Split within the Reverse Split Ratio Range is to maintain or increase the market price of the Company’s ordinary shares. The Board may effect the proposed Reverse Split if it believes that a change in the number of ordinary shares outstanding is likely to maintain or improve the market price for the Company’s ordinary shares and only if the implementation of a Reverse Split is determined by the Board to be in the best interests of the Company and its Shareholders as a whole.

The Company believes that the stabilized or increased market price for its ordinary shares that is expected as a result of implementing the Reverse Split will improve the marketability and liquidity of the Company’s ordinary shares and will encourage interest and trading in the Company’s ordinary shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a Reverse Split, the Company believes it may be able to maintain or raise the market price of its ordinary shares to a level where its ordinary shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after a Reverse Split could alleviate this concern.

There can be no assurance that the Reverse Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per ordinary share immediately after the Reverse Split, if implemented, will maintain the same or increase proportionately with the Reverse Split Ratio, or that any increase will be sustained for any period of time.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Reverse Split, the Shareholders will be notified that the Reverse Split has been effected. The Company expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of ordinary shares.

Shareholders holding ordinary shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Shareholders should surrender to the exchange agent certificates representing pre-split ordinary shares in exchange for post-split ordinary shares in book-entry form. No new ordinary share certificates will be issued to a Shareholder until such Shareholder has surrendered such Shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split ordinary shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding ordinary shares in book-entry form with the transfer agent need not take any action to receive post-split ordinary shares. If a Shareholder is entitled to post-split ordinary shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of ordinary shares held following the Reverse Split.

Upon the Reverse Split, the Company intends to treat ordinary shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding ordinary shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the Reverse Split. If a Shareholder holds ordinary shares with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

In the event that a shareholder beneficially owns shares which are less or equal to the Reverse Split Ratio, such shareholder shall not receive post-split ordinary shares.

Fractional Shares

No fractional shares will be created or issued in connection with the Reverse Split. For shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split ordinary shares not evenly divisible by the number of pre-split ordinary shares for which each post-split ordinary share is to be exchanged, we will issue to the shareholder who would otherwise hold a fractional share that number of ordinary shares as rounded down to the nearest whole share. For example, if a shareholder should have held 150.75 ordinary shares following the Reverse Split, that shareholder will receive 150 ordinary shares as a result of rounding down the fractional shares. No shareholder will receive cash in lieu of fractional shares.

Required Vote

Proposal Two will be approved if a simple majority of the votes cast by such shareholder as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy vote “FOR” Proposal Two. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF A REVERSE SPLIT OF THE ORDINARY SHARES AT A RATIO OF NOT LESS THAN ONE(1)-FOR-FIVE(5) AND NOT MORE THAN ONE(1)-FOR-TWENTY(20).

PROPOSAL THREE — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

The Audit Committee of the Board of Directors annually considers and selects our independent registered public accountants. The Board has selected TPS Thayer LLC to act as our independent registered public accountants for the fiscal year ending June 30, 2023. The Board has approved, and hereby is soliciting shareholder ratification of the appointment of TPS Thayer LLC as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending June 30, 2023.

Fees Paid to the Independent Registered Public Accounting Firm

Audit Fees totaling $215,000 and $224,400 were paid to TPS Thayer LLC during the year ended June 30, 2022 and 2021, respectively.

No other fees were paid to TPS Thayer LLC.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF TPS THAYER LLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE COMPANY’S FISCAL YEAR ENDING JUNE 30, 2023.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2024 Annual Meeting of Shareholders

For any proposal to be considered for inclusion in our notice to shareholders and form of proxy for submission to the shareholders at our 2024 Annual Meeting of shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its offices at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China, Attention: Chief Executive Officer, no later than the close of business on January 31, 2024.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2024 annual meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to E-Home Household Service Holdings Limited, E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China. Notwithstanding, the foregoing shall not effectuate any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding ordinary shares in their names for others, or holding ordinary shares for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

Annual Report

The Annual Report is being sent with this notice to each shareholder and is available at www.proxyvote.com as well as on the SEC’s website at www.sec.gov. The Annual Report contains our audited financial statements for the fiscal year ended June 30, 2022. The Annual Report, however, is not to be regarded as part of the proxy soliciting material.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement and one copy of our Annual Report are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of our Annual Report and/or a separate copy of this proxy statement, or have questions regarding the householding process, may contact Chunming Xie, the secretary of the Board, or by forwarding a written request addressed to xcm@ej111.com via email or 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China via mail. Promptly upon request, a separate copy of our Annual Report on Form 20-F and/or a separate copy of this proxy Statement will be sent. By contacting Chunming Xie at xcm@ej111.com, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate annual reports to shareholders, proxy statements and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of annual reports to shareholders and proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our ordinary shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

Accompanying this proxy statement is a copy of the Company’s Annual Report on Form 20-F for the year ended June 30, 2022. Such Report constitutes the Company’s Annual Report to its shareholders for purposes of Rule 14a-3 under the Exchange Act. Such Report includes the Company’s audited financial statements for the 2022 fiscal year and certain other financial information, which is incorporated by reference herein. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this proxy statement should contact +86 0591-28300961, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China, or by telephone at +86 15359908086.